August 10, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Marten Transport, Ltd. Form 10-K for the year ended December 31, 2011 Filed March 14, 2012 File No. 000-15010

Dear Ms. Cvrkel:

This letter is in response to your letter, dated July 31, 2012, to the undersigned as Chief Financial Officer of Marten Transport, Ltd., a Delaware corporation (the “Company”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2011 received by the Commission on March 14, 2012.

The following responses to your comments are numbered to correspond with the numbered paragraphs contained in your letter dated July 31, 2012.

Liquidity and Capital Resources, page 27

1.	Please revise to provide three years of cash flow discussion in accordance with Item 303(a) of Regulation S-K.

Response:

We will revise our future filings substantially as follows (as an example, changes from our existing Form 10-K disclosures are underlined):

Paragraph from Liquidity and Capital Resources - Page 27

In 2011, net cash flows provided by operating activities were primarily used to repay $19.3 million of long-term debt, to purchase new revenue equipment, net of proceeds from dispositions, in the amount of $38.9 million, to partially construct two regional operating facilities in the amount of $7.4 million, and to increase cash and cash equivalents by $15.5 million. In 2010, net cash flows provided by operating and financing activities were primarily used to purchase new revenue equipment, net of proceeds from dispositions, in the amount of $69.3 million and to partially construct two regional operating facilities in the amount of $9.6 million.  In 2009, net cash flows provided by operating activities were primarily used to purchase new revenue equipment, net of proceeds from dispositions, in the amount of $72.0 million. We estimate that capital expenditures, net of proceeds from dispositions, will be approximately $80 million in 2012. We paid quarterly cash dividends of $0.02 per share of common stock in 2011 totaling $1.8 million, and in the third and fourth quarters of 2010 totaling $877,000. We currently expect to continue to pay quarterly cash dividends in the future. The payment of cash dividends in the future, and the amount of any such dividends, will depend upon our financial condition, results of operations, cash requirements, and certain corporate law requirements, as well as other factors deemed relevant by our Board of Directors. As current federal and state bonus depreciation provisions expire, we expect an increase in our current income tax payments as a portion of our deferred tax liability for property and equipment reverses. We believe our sources of liquidity are adequate to meet our current and anticipated needs for at least the next twelve months. Based upon anticipated cash flows, existing cash and cash equivalents balances, current borrowing availability and other sources of financing we expect to be available to us, we do not anticipate any significant liquidity constraints in the foreseeable future.

Linda Cvrkel
August 10, 2012

Financial Statements, page 33

Notes to Consolidated Financial Statements, page 39

12. Commitments and Contingencies, page 51

2.
We note your disclosure that you are involved in legal actions arising in the ordinary course of business. You further disclose that you do not believe that the ultimate resolution of these actions will have a material adverse effect on the company’s long-term financial condition or results of operations, however, resolution of any action could be material to your results in any individual period. In this regard, you are required to disclose the nature and amount of any reasonably possible losses in accordance with ASC 450-20-50. You may comply with these disclosure requirements as follows:

▪	disclose the amount or range of reasonably possible losses;
▪
disclose that any such amount in addition to that accrued is not material to the financial statements (disclosure that it would not be material to balance sheet but may be to the income statement is not acceptable); or

▪	disclose that the amount cannot be estimated.

Please provide us with planned disclosure language as part of your next response to us.

Response:

We will revise our disclosure in future filings in accordance with the disclosures required by ASC 450-20-50.  As we believe that there are no current material losses in addition to amounts accrued which are reasonably possible to occur, our planned disclosure is:

“We self-insure, in part, for losses relating to workers’ compensation, auto liability, general liability, cargo and property damage claims, along with employees’ health insurance with varying risk retention levels. We maintain insurance coverage for per-incident and total losses in excess of these risk retention levels in amounts we consider adequate based upon historical experience and our ongoing review, and reserve currently for the estimated cost of the uninsured portion of pending claims.

We are also involved in other legal actions that arise in the ordinary course of business.  In the opinion of management, based upon present knowledge of the facts, it is remote that the ultimate outcome of any such legal actions will have a material adverse effect upon our long-term financial position or results of operations.”

Linda Cvrkel
August 10, 2012

Should any reasonably possible losses exist, we will disclose in future filings the nature and amount of the losses in accordance with ASC 450-20-50, tailored to the particular facts and circumstances.  For the amount, we will disclose: (a) the amount or range of reasonably possible losses; (b) that any such amount in addition to that accrued is not material to the financial statements; or (c) that the amount cannot be estimated.

* * * * *

In connection with this response, Marten Transport, Ltd. acknowledges that:

1.	Marten Transport, Ltd. is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Marten Transport, Ltd. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review the above response to your comment, please call me at (715) 926-4216 to discuss any further questions or comments you might have concerning the responses contained in this letter.

Very truly yours,

/s/ James J. Hinnendael James J. Hinnendael

cc:	Mr. Randolph L. Marten, Chief Executive Officer - Marten Transport, Ltd.
Thomas Letscher, Oppenheimer Wolff & Donnelly
Patrick J. Pazderka, Oppenheimer Wolff & Donnelly